

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

August 10, 2009

*Via U.S. Mail and facsimile to (217)365-4592*

Van A. Dukeman
Chief Executive Officer and President
First Busey Corporation
201 West Main Street
Urbana, Illinois 61801

> **RE:    First Busey Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-Q for the Period Ended March 31, 2009**
> **File No. 000-15950**

Dear Mr. Dukeman,

        We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

                                                Sincerely,


                                                Kevin W. Vaughn
                                                Accounting Branch Chief